

July 11, 2013

<u>Via E-Mail</u>
Oscar Gonzalez Rocha
Chief Executive Officer
Southern Copper Corporation
1440 East Missouri Avenue, Suite 160
Phoenix, AZ 85014

> **Re:** **Southern Copper Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Response dated June 28, 2013**
> **File No. 001-14066**

Dear Mr. Rocha:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Operating Cash Costs, page 75 and Non-GAAP Information Reconciliation, page 95</u>

1. We have considered your response to our prior comment 1. We continue to believe the presentation of this non-GAAP measure, operating cash cost per pound of copper produced, which deducts material by-product sales related to Molybdenum, Silver, Zinc and other sales is inappropriate because it places too much emphasis on a measure that materially distorts your actual production costs. Please amend your Form 10-K to comply.

Form 10-Q for the Quarterly Period Ended March 31, 2013

2. Please revise your Form 10-Q to conform to changes made as a result of our comment above.

       You may contact Jamie Kessel at 202-551-3727 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining